SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Schedule 13E-3
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

Boardwalk Equities Inc.

(Name of the Issuer)

Boardwalk Equities Inc.
Boardwalk Properties Company Limited

(Name of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

096613104

(CUSIP Number of Class of Securities)

Sam Kolias	Roberto A. Geremia
President and Chief Executive Officer	Senior Vice President, Finance and Chief Financial Officer
Boardwalk Properties Company Limited	Boardwalk Equities Inc.
Suite 200, 1501 – 1st Street S.W.	Suite 200, 1501 – 1st Street S.W.
Calgary, Alberta T2R 0W1	Calgary, Alberta T2R 0W1
Canada	Canada

(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on behalf of Filing Person)

Copies to:

John K. Whelan	Stuart M. Olley
Carter Ledyard & Milburn LLP	Stikeman Elliot LLP
2 Wall Street	4300 Bankers Hall West
New York, New York 10005	888 – 3rd Street S.W.
(212) 238-8810	Calgary, Alberta T2P 5C5
Canada
(403) 266-9057

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☑	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if the filing is a final amendment reporting results of the transaction:   ☑

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$710,180,365.24	$57,454.00

*	Estimated solely for the purposes of computing the filing fee. The transaction valuation was based on the exchange of approximately 50,872,519 common shares, no par value of Boardwalk Equities Inc. (the “Common Shares”) valued at $13.96 per Common Share, the average high and low trading prices of the Common Shares as reported on the consolidated reporting system on January 5, 2004.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under and Section 13(e) (3) of the Securities Exchange Act of 1934, equals $80.90 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57,454.00	Filing Party: Boardwalk Equities Inc.
Form of Registration No.: SC 13E-3	Dated Filed: January 12, 2004

INTRODUCTION
Item 15. Additional Information.
Item 16. Exhibits
SIGNATURE

INTRODUCTION

     This Amendment No. 6 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Final Amendment”) is being filed by Boardwalk Equities Inc., an Alberta corporation (“Boardwalk”), and Boardwalk Properties Company Limited, an Alberta corporation (“BPCL”), in connection with an Acquisition and Arrangement Agreement (the “Acquisition”) pursuant to a statutory plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”) and amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended by Amendments Nos. 1, 2, 3, 4 and 5 thereto, originally filed by Boardwalk and BPCL on January 12, 2004.

     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the Rule 13e-3 transaction. Unless otherwise defined herein, all capitalized terms shall have the meanings assigned in the Notice of Special Meeting of Shareholders and Optionholders of Boardwalk Equities Inc. to be held April 28, 2004 and Notice of Petition and Management Information Circular with respect to a Proposed Acquisition and Arrangement involving Boardwalk Equities Inc. and its Securityholders and the Contribution of Assets to Boardwalk Real Estate Investment Trust (the “Circular”).

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Item 15. Additional Information.
Regulation M-A Item 1011

(b) Other Material Information. On April 6, 2004, Boardwalk announced that BPCL, which is controlled by Messrs. Sam and Van Kolias, had decided not to complete the Secondary Offering.

At a meeting of all Securityholders of Boardwalk held on April 28, 2004, the Acquisition and Arrangement Resolution was duly approved in accordance with the terms of the Interim Order. On April 29, 2004, the Plan of Arrangement was approved after a hearing by order of the Court of Queen’s Bench of Alberta. On May 3, 2004, the Acquisition and the Arrangement were consummated as described in the Circular.

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Item 16. Exhibits
Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Notice of Special Meeting of Shareholders and Optionholders of Boardwalk Equities Inc. to be held April 28, 2004 and Notice of Petition and Management Information Circular with respect to a Proposed Acquisition and Arrangement involving Boardwalk Equities Inc. and its Securityholders and the Contribution of Assets to Boardwalk Real Estate Investment Trust*

(a)(2)	Form of Proxy (for registered shareholders only)*

(a)(3)	Form of Proxy (for optionholders only)*

(a)(4)	Letter of Transmittal*

(c)(1)	Fairness Opinion of RBC Dominion Securities Inc. (incorporated herein by reference to Appendix E to the Circular)

(d)(1)	Acquisition and Arrangement Agreement between Boardwalk Equities Inc. and Boardwalk Properties Company Limited (incorporated herein by reference to Appendix B to the Circular)

(f)	Section 191 of the Business Corporations Act (Alberta) (incorporated herein by reference to Appendix F to the Circular)

*	Filed previously.

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SIGNATURE

     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2004

Boardwalk Equities Inc.

By:	/s/ Roberto A. Geremia

Roberto A. Geremia
Senior Vice President, Finance and Chief Financial Officer

Boardwalk Properties Company Limited

By:	/s/ Sam Kolias

Sam Kolias
President and Chief Executive Officer

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